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                                  UNITED STATES                           ------------------------
                       SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
                             WASHINGTON, D.C. 20549                       ------------------------
                                                                          OMB Number: 3235-0058
                                   FORM 12b-25                            Expires: June 30, 1994
                                                                          Estimated average burden
                           NOTIFICATION OF LATE FILING                    hours per response  2.50
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                                                  Commission File Number 0-27712

(Check one)

|_| Form 10-K and Form 10-KSB   |_| Form 11-K

|_| Form 20-F  |X| Form 10-Q and Form 10-QSB  |_| Form N-SAR

For period ended March 31, 2002
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|_| Transition Report on Form 10-K and Form 10-KSB

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q and Form 10-QSB

|_| Transition Report on Form N-SAR

For the transition period Ended
                                ------------------------------------------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART 1
                             REGISTRANT INFORMATION
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     Full Name of Registrant OSE USA,Inc.
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     Former Name if Applicable
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     Address of Principal Executive Office (Street and Number)

                             2221 Old Oakland Road
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City, State and Zip Code

                             San Jose, CA 95131-1402
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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statement or exhibit required by Rule
          12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

During the preparation of the Form 10-Q, issues related to the payment of dividends on the Company's Preferred Stock were raised by new legal counsel for the Company. Additional time is required to research these issues, to assess the impact on the Company's interim period financial statements, and if necessary to revise them accordingly.

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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Elton Li                                (408)            321-3600
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     (Name)                                  (Area Code)      (Telephone Number)

     (2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                |X| Yes   |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |_| Yes   |X| No

     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                                  OSE USA, Inc.
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 15, 2002                   By:  /s/ Edmond Tseng
     -------------------------------     ---------------------------------------
                                                       Edmond Tseng
                                         President, Chief Executive Officer and
                                         Acting Chief Financial Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).